Exhibit 99.1

PRESS RELEASE

15 November 2023

KAZIA ANNOUNCES THE RELEASE OF PNOC022

CLINICAL STUDY ABSTRACT HIGHLIGHTING

PAXALISIB IN DIFFUSE MIDLINE GLIOMA PATIENTS

AHEAD OF THE SOCIETY OF NEURO-ONCOLOGY

2023 ANNUAL MEETING

15 November 2023 – Kazia Therapeutics Limited (NASDAQ: KZIA), an oncology-focused drug development company, is pleased to announce that the Society of Neuro-Oncology 2023 Annual Meeting late breaking abstract entitled “PNOC022: a combination therapy trial using an adaptive platform design for patients with diffuse midline gliomas (DMGs) at initial diagnosis, post-radiation therapy and at time of therapy” was released by the conference organizers on 10 November 2023. The preliminary results from a single cohort in this Pacific Pediatric Neuro-Oncology Consortium (PNOC) sponsored cooperative group clinical study will be presented on Sunday, 19 November 2023 in Vancouver, Canada. Sixty-eight children and young adults with DMG who completed standard of care radiation treatment received paxalisib (an investigational PI3K-mTOR dual inhibitor) and ONC201 (an investigational dopamine receptor D2 (DRD2) and ClpP agonist). The abstract reported that median overall survival (OS) from time of diagnosis was 16.5 months.

“We are very excited to see the OS preliminary results of 16.5 months from this cohort of patients, keeping in mind there are two other cohorts of patients in this study for which data is anticipated in 2024. The average (median) OS rate for children with DMG receiving standard of care is less than 1 year, generally ranging from 8-11 months,” stated John Friend, MD, CEO Kazia Therapeutics. “The PNOC022 study has exceeded expectations in terms of enrolment rates and has partnered with 29 leading children’s cancer centers and physicians across the globe.”

Key Points from the Abstract

•	Sixty-eight patients with biopsy-proven DMG were enrolled between November 2021 and June 2023 (median age 9 years [range 3-37], n=41 female [60%])

•	Median OS from time of diagnosis was 16.5 months (lower 95% confidence interval (CI) 11.6 months) with a median follow-up time of 9.9 months (95% CI: 8.5, 11.4)

•

Most common grade 3 and above treatment-related adverse events were decreased neutrophil count (n=4); mucositis (n=3); and, colitis, drug reaction with eosinophilia and systemic symptoms, decreased lymphocyte count, hyperglycemia, and hypokalemia (n=2)

About the PNOC022 Phase 2 study

The PNOC DMG Adaptive Combination Trial (PNOC022) Phase 2 study is an adaptive platform study that is examining paxalisib in combination with ONC201, an experimental DRD2 antagonist developed by Chimerix, Inc. (Durham, NC). PNOC022 is enrolling children and young adults with DMG, a category of brain tumours that includes diffuse intrinsic pontine glioma (DIPG). The study includes three cohorts comprising of newly diagnosed patients, patients who have completed initial radiotherapy, and patients who have experienced disease progression after treatment. The primary endpoint will be the proportion of patients who are progression-free at six months for newly diagnosed patients, and OS for recurrent patients.

Rare Pediatric Disease Designation

In 2020, the United States Food and Drug Administration (FDA) awarded Rare Pediatric Disease Designation (RPDD) to paxalisib for the treatment of Diffuse Intrinsic Pontine Glioma (DIPG). With RPDD granted, Kazia may now be eligible to receive a ‘priority review voucher’ (PRV) if paxalisib is first approved for DIPG. A PRV grants the holder an expedited six-month review of a new drug application by FDA. PRVs can be sold to other companies and have historically commanded prices in excess of US$100 million.

This announcement was authorized for release by Dr. John Friend, CEO.

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase 2 study in glioblastoma reported promising signals of clinical activity in 2021, and a pivotal study, GBM AGILE, is ongoing, with final data expected in CY2023. Other clinical trials are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these having reported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the US Food and Drug Administration (US FDA) in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020, and for atypical teratoid / rhabdoid tumours in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided evidence of synergy with immuno-oncology agents. A Phase 1 study in advanced solid tumors commenced recruitment in November 2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the timing for results and data related to Kazia’s clinical and preclinical trials, and Kazia’s strategy and plans with respect to its programs, including paxalisib and EVT801, as well as any potential future indications and timing for the release of interim or final data for such programs. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, including the risk that preliminary or interim data may not reflect final results, related to regulatory approvals, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the United States Securities and Exchange Commission (SEC), and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.